UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

VENTAS, INC.

(Name of issuer)

Common Stock, $0.25 par value per share

(Title of class of securities)

92276F100

(CUSIP number)

Marjorie L. Reifenberg, Esq. Lazard Alternative Investments LLC 30 Rockefeller Plaza New York, New York 10020 212-632-2660

(Name, address and telephone number of person authorized to receive notices and communications)

William G. Farrar, Esq. Benjamin R. Weber, Esq. Sullivan & Cromwell LLP 125 Broad Street, New York, New York 10004 212-558-4000 January 3, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 92276F100	Page 2 of 18 Pages

(1)	Names of reporting persons Prometheus Senior Quarters LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power -- 0 --
	(8)	Shared voting power 2,657,906
	(9)	Sole dispositive power -- 0 --
	(10)	Shared dispositive power 2,657,906
(11)	Aggregate amount beneficially owned by each reporting person 2,657,906
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.92%[1]
(14)	Type of reporting person (see instructions) OO (limited liability company)

1 This calculation is rounded to the nearest tenth and is based on 288,821,921 shares of common stock, par value $0.25 per share (“Common Stock”), of Ventas, Inc. (the “Issuer”) outstanding as of November 30, 2011 as reported in the Issuer’s Prospectus Supplement, dated January 3, 2012 (the “Prospectus Supplement”), filed with the SEC by the Issuer.

SCHEDULE 13D

CUSIP No. 92276F100	Page 3 of 18 Pages

(1)	Names of reporting persons Lazard Senior Housing Partners LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power -- 0 --
	(8)	Shared voting power 861,903
	(9)	Sole dispositive power -- 0 --
	(10)	Shared dispositive power 861,903
(11)	Aggregate amount beneficially owned by each reporting person 861,903
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.30%[2]
(14)	Type of reporting person (see instructions) PN (limited partnership)

2 This calculation is rounded to the nearest tenth and is based on 288,821,921 shares of Common Stock of the Issuer outstanding as of November 30, 2011 as reported in the Prospectus Supplement, filed with the SEC by the Issuer.

SCHEDULE 13D

CUSIP No. 92276F100	Page 4 of 18 Pages

(1)	Names of reporting persons LSHP Coinvestment Partnership I LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power -- 0 --
	(8)	Shared voting power 180,377
	(9)	Sole dispositive power -- 0 --
	(10)	Shared dispositive power 180,377
(11)	Aggregate amount beneficially owned by each reporting person 180,377
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.06%[3]
(14)	Type of reporting person (see instructions) PN (limited partnership)

3 This calculation is rounded to the nearest tenth and is based on 288,821,921 shares of Common Stock of the Issuer outstanding as of November 30, 2011 as reported in the Prospectus Supplement, filed with the SEC by the Issuer.

SCHEDULE 13D

CUSIP No. 92276F100	Page 5 of 18 Pages

(1)	Names of reporting persons LFSRI II-CADIM Alternative Partnership L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power -- 0 --
	(8)	Shared voting power 2,657,906
	(9)	Sole dispositive power -- 0 --
	(10)	Shared dispositive power 2,657,906
(11)	Aggregate amount beneficially owned by each reporting person 2,657,906
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.92%[4]
(14)	Type of reporting person (see instructions) PN (limited partnership)

4 This calculation is rounded to the nearest tenth and is based on 288,821,921 shares of Common Stock of the Issuer outstanding as of November 30, 2011 as reported in the Prospectus Supplement, filed with the SEC by the Issuer.

SCHEDULE 13D

CUSIP No. 92276F100	Page 6 of 18 Pages

(1)	Names of reporting persons LF Strategic Realty Investors II L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power -- 0 --
	(8)	Shared voting power 2,657,906
	(9)	Sole dispositive power -- 0 --
	(10)	Shared dispositive power 2,657,906
(11)	Aggregate amount beneficially owned by each reporting person 2,657,906
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.92%[5]
(14)	Type of reporting person (see instructions) PN (limited partnership)

5 This calculation is rounded to the nearest tenth and is based on 288,821,921 shares of Common Stock of the Issuer outstanding as of November 30, 2011 as reported in the Prospectus Supplement, filed with the SEC by the Issuer.

SCHEDULE 13D

CUSIP No. 92276F100	Page 7 of 18 Pages

(1)	Names of reporting persons LFSRI II Alternative Partnership L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power -- 0 --
	(8)	Shared voting power 2,657,906
	(9)	Sole dispositive power -- 0 --
	(10)	Shared dispositive power 2,657,906
(11)	Aggregate amount beneficially owned by each reporting person 2,657,906
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.92%[6]
(14)	Type of reporting person (see instructions) PN (limited partnership)

6 This calculation is rounded to the nearest tenth and is based on 288,821,921 shares of Common Stock of the Issuer outstanding as of November 30, 2011 as reported in the Prospectus Supplement, filed with the SEC by the Issuer.

SCHEDULE 13D

CUSIP No. 92276F100	Page 8 of 18 Pages

(1)	Names of reporting persons Lazard Frères Real Estate Investors L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization New York
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power -- 0 --
	(8)	Shared voting power 2,657,906
	(9)	Sole dispositive power -- 0 --
	(10)	Shared dispositive power 2,657,906
(11)	Aggregate amount beneficially owned by each reporting person 2,657,906
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.92%[7]
(14)	Type of reporting person (see instructions) OO (limited liability company)

7 This calculation is rounded to the nearest tenth and is based on 288,821,921 shares of Common Stock of the Issuer outstanding as of November 30, 2011 as reported in the Prospectus Supplement, filed with the SEC by the Issuer.

SCHEDULE 13D

CUSIP No. 92276F100	Page 9 of 18 Pages

(1)	Names of reporting persons Lazard Senior Housing Partners GP LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power -- 0 --
	(8)	Shared voting power 861,903
	(9)	Sole dispositive power -- 0 --
	(10)	Shared dispositive power 861,903
(11)	Aggregate amount beneficially owned by each reporting person 861,903
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.30%[8]
(14)	Type of reporting person (see instructions) OO (limited liability company)

8 This calculation is rounded to the nearest tenth and is based on 288,821,921 shares of Common Stock of the Issuer outstanding as of November 30, 2011 as reported in the Prospectus Supplement, filed with the SEC by the Issuer.

SCHEDULE 13D

CUSIP No. 92276F100	Page 10 of 18 Pages

(1)	Names of reporting persons LSHP Coinvestment I GP LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power -- 0 --
	(8)	Shared voting power 180,377
	(9)	Sole dispositive power -- 0 --
	(10)	Shared dispositive power 180,377
(11)	Aggregate amount beneficially owned by each reporting person 180,377
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.06%[9]
(14)	Type of reporting person (see instructions) OO (limited liability company)

9 This calculation is rounded to the nearest tenth and is based on 288,821,921 shares of Common Stock of the Issuer outstanding as of November 30, 2011 as reported in the Prospectus Supplement, filed with the SEC by the Issuer.

SCHEDULE 13D

CUSIP No. 92276F100	Page 11 of 18 Pages

(1)	Names of reporting persons Lazard Alternative Investments LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power -- 0 --
	(8)	Shared voting power 3,700,186
	(9)	Sole dispositive power -- 0 --
	(10)	Shared dispositive power 3,700,186
(11)	Aggregate amount beneficially owned by each reporting person 3,700,186
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 1.3%[10]
(14)	Type of reporting person (see instructions) OO (limited liability company)

10 This calculation is rounded to the nearest tenth and is based on 288,821,921 shares of Common Stock of the Issuer outstanding as of November 30, 2011 as reported in the Prospectus Supplement, filed with the SEC by the Issuer.

SCHEDULE 13D

CUSIP No. 92276F100	Page 12 of 18 Pages

(1)	Names of reporting persons Lazard Alternative Investments Holdings LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power -- 0 --
	(8)	Shared voting power 3,700,186
	(9)	Sole dispositive power -- 0 --
	(10)	Shared dispositive power 3,700,186
(11)	Aggregate amount beneficially owned by each reporting person 3,700,186
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 1.3%[11]
(14)	Type of reporting person (see instructions) OO (limited liability company)

11 This calculation is rounded to the nearest tenth and is based on 288,821,921 shares of Common Stock of the Issuer outstanding as of November 30, 2011 as reported in the Prospectus Supplement, filed with the SEC by the Issuer.

SCHEDULE 13D

CUSIP No. 92276F100	Page 13 of 18 Pages

(1)	Names of reporting persons LFCM Holdings LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power -- 0 --
	(8)	Shared voting power 3,700,186
	(9)	Sole dispositive power -- 0 --
	(10)	Shared dispositive power 3,700,186
(11)	Aggregate amount beneficially owned by each reporting person 3,700,186
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 1.3%[12]
(14)	Type of reporting person (see instructions) OO (limited liability company)

12 This calculation is rounded to the nearest tenth and is based on 288,821,921 shares of Common Stock of the Issuer outstanding as of November 30, 2011 as reported in the Prospectus Supplement, filed with the SEC by the Issuer.

This Amendment No. 1 to Schedule 13D (this “Schedule 13D Amendment”) amends and supplements the statement on Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on May 23, 2011 (the “Original Schedule 13D”, as amended and supplemented hereby, the “Schedule 13D”), relating to the common stock, par value $0.25 per share (the “Common Stock”), of Ventas, Inc., a Delaware corporation (the “Issuer”) filed by (i) Prometheus Senior Quarters LLC, a Delaware limited liability company (“Prometheus”), (ii) Lazard Senior Housing Partners LP, a Delaware limited partnership (“LSHP”), (iii) LSHP Coinvestment Partnership I LP, a Delaware limited partnership (“LSHP Coinvest” and, together with Prometheus and LSHP, the “Funds”), (iv) LFSRI II-CADIM Alternative Partnership L.P., a Delaware limited partnership (“LFSRI II-CADIM”), (v) LF Strategic Realty Investors II L.P., a Delaware limited partnership (“LFSRI II”), (vi) LFSRI II Alternative Partnership L.P., a Delaware limited partnership (“LFSRI II Alternative”), (vii) Lazard Frères Real Estate Investors L.L.C., a New York limited liability company (“LFREI”), (viii) Lazard Senior Housing Partners GP LLC, a Delaware limited liability company (“LSHP GP”), (ix) LSHP Coinvestment I GP LLC, a Delaware limited liability company (“LSHP Coinvest GP”), (x) Lazard Alternative Investments LLC, a Delaware limited liability company (“LAI”), (xi) Lazard Alternative Investments Holdings LLC, a Delaware limited liability company (“LAI Holdings”), and (xii) LFCM Holdings LLC, a Delaware limited liability company (“LFCM”, and collectively with the Funds, LFSRI II-CADIM, LFSRI II, LFSRI II Alternative, LFREI, LSHP GP, LSHP Coinvest GP, LAI and LAI Holdings, the “Reporting Persons”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Schedule 13D.

As a result of the transactions reported in Item 4 below, the Reporting Persons beneficially own less than 5% of the Issuer and as such this is an exit filing for the Report Persons.

All calculations with respect to beneficial ownership of the Issuer’s Common Stock set forth in this Schedule 13D Amendment are based on 288,821,921 shares of Common Stock outstanding as November 30, 2011 as reported in the Issuer’s Prospectus Supplement dated January 3, 2012 (the “Prospectus Supplement”), filed with the SEC by the Issuer.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On January 3, 2012, the Issuer, the Funds and Citigroup Global Markets Inc. (the “Underwriter”), entered into an underwriting agreement, dated January 3, 2012 (the “Underwriting Agreement”), pursuant to which Prometheus, LSHP and LSHP Coinvest, severally and not jointly, agreed to sell 15,135,412, 4,908,094, and 1,027,152 shares of Common Stock, respectively, at a price per share of $53.45. Pursuant to the Underwriting Agreement the Funds have agreed with the Underwriter not to dispose of Common Stock for a period of 60 days, subject to certain exceptions. The foregoing summary of the Underwriting Agreement is qualified by reference to the text of the Underwriting Agreement, which is filed as Exhibit 99.12 hereto and incorporated in its entirety herein by reference.

The Reporting Persons hold the Subject Shares (as defined below) for investment purposes. Depending on various factors, including the price levels of the securities of the Issuer, conditions in the capital markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Subject Shares as they deem appropriate, including, without limitation, but subject to the Lockup Agreement, the Escrow Agreement and the Underwriting Agreement (i) selling from time to time some or all of the Subject Shares, (ii) engaging in any hedging or similar transactions with respect to such holdings, and/or (iii) otherwise changing their intention with respect to any and all matters referred to in this Item 4 of this Schedule 13D. Subject to the terms of the Lockup Agreement, the Escrow Agreement and the Underwriting Agreement, the Reporting Persons intend from time to time, subject to market conditions, to discuss with potential underwriters, broker-dealers and others the possibility of an opportunistic disposition of some or all of the Subject Shares in an underwritten offering, a block trade or other sale.

Item 5. Interest in Securities of Issuer

Items 5(a) and 5(b) of the Schedule 13D are hereby amended and restated in their entirety with the following information:

(a), (b). The Reporting Persons may be deemed to beneficially own an aggregate of 3,700,186 shares of Common Stock (the “Subject Shares”), representing approximately 1.3% of the Common Stock outstanding.

Prometheus may be deemed to beneficially own 2,657,906 shares of Common Stock or approximately 0.92% of the Common Stock outstanding. It may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose of or direct the disposition of) such Common Stock.

LSHP may be deemed to beneficially own 861,903 shares of Common Stock or approximately 0.30% of the Common Stock outstanding. It may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose of or direct the disposition of) such Common Stock.

14

LSHP Coinvest may be deemed to beneficially own 180,377 shares of Common Stock or approximately 0.06% of the Common Stock outstanding. It may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose of or direct the disposition of) such Common Stock.

As the Managing Members of Prometheus, each of LFSRI II-CADIM, LFSRI II and LFSRI II Alternative may be deemed to beneficially own and to have the shared power to vote or to direct the vote of (and the shared power to dispose of or direct the disposition of) the Subject Shares beneficially owned by Prometheus. As the general partner of LFSRI II-CADIM, LFSRI II and LFSRI II Alternative, LFREI may be deemed to beneficially own and to have the shared power to vote or to direct the vote of (and the shared power to dispose of or direct the disposition of) the Subject Shares beneficially owned by Prometheus. As the general partner of LSHP, LSHP GP may be deemed to beneficially own and to have the shared power to vote or to direct the vote of (and the shared power to dispose of or direct the disposition of) the Subject Shares beneficially owned by LSHP. As the general partner of LSHP Coinvest, LSHP Coinvest GP may be deemed to beneficially own and to have the shared power to vote or to direct the vote of (and the shared power to dispose of or direct the disposition of) the Subject Shares beneficially owned by LSHP Coinvest. As the managing member of each of LFREI, LSHP GP and LSHP Coinvest GP, LAI may be deemed to beneficially own and to have the shared power to vote or to direct the vote of (and the shared power to dispose of or direct the disposition of) all of the Subject Shares. As the parent of LAI, LAI Holdings may be deemed to beneficially own and to have the shared power to vote or to direct the vote of (and the shared power to dispose of or direct the disposition of) all of the Subject Shares. As the parent of LAI Holdings, LFCM may be deemed to beneficially own and to have the shared power to vote or to direct the vote of (and the shared power to dispose of or direct the disposition of) all of the Subject Shares.

Item 5(c) of the Schedule 13D is hereby amended and supplemented by adding the following information:

(c) The information set forth in the first paragraph of Item 4 above of this Schedule 13D Amendment is hereby incorporated by reference herein in response to this Item 5(c).

(e) The Reporting Persons ceased to be the beneficial owner of more than 5% of the Common Stock on January 3, 2012.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibit:

Exhibit 99.12	Underwriting Agreement, dated January 3, 2012, among Prometheus Senior Quarters LLC, Lazard Senior Housing Partners LP, LSHP Coinvestment Partnership I LP, Ventas, Inc., and Citigroup Global Markets Inc.

15

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: January 5, 2012	PROMETHEUS SENIOR QUARTERS LLC

By: LF Strategic Realty Investors II L.P., LFSRI II Alternative Partnership L.P. and LFSRI II-CADIM Alternative Partnership L.P., its Managing Members

By: Lazard Frères Real Estate Investors L.L.C., their General Partner

	By:	/s/ Matthew J. Lustig
Matthew J. Lustig
Managing Principal

LAZARD SENIOR HOUSING PARTNERS LP

By: Lazard Senior Housing Partners GP LLC, its General Partner

By:	/s/ Matthew J. Lustig
Matthew J. Lustig
Managing Principal and Chief Executive Officer

LSHP COINVESTMENT PARTNERSHIP I LP

By: LSHP Coinvestment I GP LLC, its General Partner

By:	/s/ Matthew J. Lustig
Matthew J. Lustig
Managing Principal and Chief Executive Officer

LFSRI II-CADIM ALTERNATIVE PARTNERSHIP L.P.

By: Lazard Frères Real Estate Investors L.L.C., its General Partner

By:	/s/ Matthew J. Lustig
Matthew J. Lustig
Managing Principal

LF STRATEGIC REALTY INVESTORS II L.P.

By: Lazard Frères Real Estate Investors L.L.C., its General Partner

By:	/s/ Matthew J. Lustig
Matthew J. Lustig
Managing Principal

LFSRI II ALTERNATIVE PARTNERSHIP L.P.

By: Lazard Frères Real Estate Investors L.L.C., its General Partner

By:	/s/ Matthew J. Lustig
Matthew J. Lustig
Managing Principal

LAZARD FRÈRES REAL ESTATE INVESTORS L.L.C.

By:	/s/ Matthew J. Lustig
Matthew J. Lustig
Managing Principal
LAZARD SENIOR HOUSING PARTNERS GP LLC

By:	/s/ Matthew J. Lustig
Matthew J. Lustig
Managing Principal and Chief Executive Officer
LSHP COINVESTMENT I GP LLC

By:	/s/ Matthew J. Lustig
Matthew J. Lustig
Managing Principal and Chief Executive Officer
LAZARD ALTERNATIVE INVESTMENTS LLC

By:	/s/ Matthew J. Lustig
Matthew J. Lustig
Managing Director
LAZARD ALTERNATIVE INVESTMENTS HOLDINGS LLC

By:	/s/ James V. Hansford
James V. Hansford
Chief Financial Officer
LFCM HOLDINGS LLC

By:	/s/ James V. Hansford
James V. Hansford
Chief Financial Officer

EXHIBIT INDEX

Exhibit 99.12	Underwriting Agreement, dated January 3, 2012, among Prometheus Senior Quarters LLC, Lazard Senior Housing Partners LP, LSHP Coinvestment Partnership I LP, Ventas, Inc., and Citigroup Global Markets Inc.